Exhibit 99.1

Alibaba Group Announces September Quarter 2020 Results

Hangzhou, China, November 5, 2020 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended September 30, 2020.

“Alibaba had another strong quarter. We continued to help businesses recover and find new opportunities for growth through digitalization in the post-pandemic landscape. The solid performance of our core commerce and robust growth of Alibaba Cloud are the direct results of our commitment to value creation for customers,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “We remain focused on our three long-term growth engines — domestic consumption, cloud computing and data intelligence, and globalization — to effectively capture opportunities from the ongoing changes in consumer demand and acceleration of digitalization of businesses across our digital economy.”

“We delivered another solid quarter, with revenue growth of 30% year-over-year and adjusted EBITDA up 28% year-over-year,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “Our domestic core commerce business continued to grow steadily during the post-COVID-19 environment in China through higher purchase frequency and consumer spending, while cloud computing revenue grew 60% year-over-year, driven by the acceleration in digitalization across all industries and businesses of all sizes in China. We are happy to see that our strategic investments are starting to see improving operational efficiencies and the effect of scale.”

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2020:

•                  Revenue was RMB155,059 million (US$22,838 million), an increase of 30% year-over-year.

•                  Annual active consumers on our China retail marketplaces reached 757 million, an increase of 15 million from the twelve months period ended June 30, 2020.

•                  Mobile MAUs on our China retail marketplaces reached 881 million in September 2020, an increase of 7 million over June 2020.

•                  Income from operations was RMB13,634 million (US$2,008 million), a decrease of 33% year-over-year due to a RMB15,753 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees. Excluding this impact, our income from operations would have increased 44% year-over-year, from RMB20,667 million in the quarter ended September 30, 2019 to RMB29,690 million (US$4,373 million) in the quarter ended September 30, 2020.

•                  Adjusted EBITDA, a non-GAAP measurement, increased 28% year-over-year to RMB47,525 million (US$7,000 million). Adjusted EBITA, a non-GAAP measurement, increased 28% year-over-year to RMB41,216 million (US$6,070 million).

•                  Net income attributable to ordinary shareholders was RMB28,769 million (US$4,237 million), and net income was RMB26,524 million (US$3,907 million), which represent decreases of 60% and 63%, respectively, over the same period last year, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. In addition, the increase in share-based compensation expense described in “Income from operations” above also negatively affected the year-on-year comparison. Excluding this one-time gain, share-based compensation expense and certain other items, non-GAAP net income was RMB47,088 million (US$6,935 million), an increase of 44% year-over-year.

•                  Diluted earnings per ADS was RMB10.48 (US$1.54) and non-GAAP diluted earnings per ADS was RMB17.97 (US$2.65), an increase of 37% year-over-year. Diluted earnings per share was RMB1.31 (US$0.19 or HK$1.49) and non-GAAP diluted earnings per share was RMB2.25 (US$0.33 or HK$2.56), an increase of 37% year-over-year.

•                  Net cash provided by operating activities was RMB54,296 million (US$7,997 million) and non-GAAP free cash flow was RMB40,540 million (US$5,971 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Core commerce

China Retail Marketplaces — comprehensive product supply and engaging user experience drive consumer growth and higher purchase frequency

Consumers — largest consumer platform continues to grow, partially driven by increased penetration into less developed areas

In September 2020, our China retail marketplaces, the largest consumer platform in China, had 881 million mobile MAUs. Annual active consumers on our China retail marketplaces was 757 million for the twelve months ended September 30, 2020, representing a quarterly net increase of 15 million. We are continuing to grow consumer mindshare and wallet share among our users, as reflected in higher purchase frequency and growth in average annual spending from all city tiers.

We continue to increase penetration in less developed areas, reflecting our success in broadening product offerings to meet diverse demands. One of the key drivers of our acquisition of new users and consumers in less developed areas is Taobao Deals (特价版), our marketplace for value-conscious consumers. During the quarter, we focused on developing differentiated product supplies for Taobao Deals by onboarding export-oriented enterprises and merchants from industrial belts and 1688.com, our domestic wholesale marketplace. Taobao Deals achieved strong growth since it launched a new version in March 2020, recording over 70 million MAUs in September 2020. Consumers who use both Taobao app and Taobao Deals app to make purchases showed faster growth in purchase frequency and average spending compared to consumers who only use Taobao app.

Product Supply — broad and differentiated product offerings meet diverse demands and drive GMV growth

Tmall online physical goods GMV, excluding unpaid orders, grew 21% year-over-year during the September 2020 quarter. Fast-moving consumer goods (“FMCG”) continued to be the fastest growing Tmall category, primarily driven by the strength of food and beverage, healthcare, beauty and personal care. In addition, the growth rate of Tmall’s apparel category recovered to a level that exceeded pre-COVID-19 levels. The year-over-year growth rate of Taobao online physical goods GMV, excluding unpaid orders, was in the high-teens for the September 2020 quarter.

Quarterly growth of Taobao GMV continued to accelerate since the trough in the March 2020 quarter, during the peak of the COVID-19 pandemic in China. This accelerating growth is primarily driven by higher purchase frequency resulting from the success of our value-for-money offerings.

Tmall Global is the premier platform that international brands and merchants depend on to enter the China market online and build brand awareness. The number of brands and merchants on the platform as of September 30, 2020 grew at a double-digit rate year-over-year. With its comprehensive and high-quality product offerings, Tmall Global has been successful at meeting new consumer demand as appetite for imports and new, personalized or limited edition products continues to grow. Tmall Global GMV, excluding unpaid orders, grew 37% year-over-year during the quarter.

Engagement — numerous entertaining interactive formats drive higher user engagement and consumer spending

Taobao Live, our live streaming portal, has become an essential marketing and distribution tool for merchants, brands, KOLs (key opinion leaders) and our own businesses, such as Juhuasuan, enabling them to engage directly with users and customers. GMV generated by Taobao Live exceeded RMB350 billion for the twelve months ended September 30, 2020. We redesigned the Taobao Live portal to make it easier for users to discover new products and brands. Going forward, we believe the entire e-commerce shopping experience will become increasingly entertaining and interactive.

In September 2020, we launched a new Taobao app interface to deliver a more immersive user experience, such as expanding the recommendation feed section on the landing page and making product displays more accessible. We believe this new interface will help increase user engagement and consumer purchase conversion rates in the future.

We continued to enhance our two paid membership programs. 88VIP gives consumers access to savings and loyalty rewards on various Alibaba platforms, including Taobao, Tmall, Youku and Ele.me. Taobao Pass targets value conscious consumers and offers monthly savings coupons. The combined number of paying members of 88VIP and Taobao Pass was 35 million as of September 30, 2020. Our membership programs have also driven an increase in user stickiness and consumer spending.

On October 21, 2020, we kicked off preparations for our 12th annual 11.11 Global Shopping Festival. Over 250,000 brands will participate and two million new products will debut in this year’s festival. Unlike in previous years, the sales extravaganza will span two sales periods, from November 1 to November 3 and November 11, giving small-and-medium businesses more exposure and opportunities to reach consumers. For consumers, the extended festival offers more time to browse and snatch up deals. Consumers who make purchases during the first sales period will also receive their products sooner. This year, we are also focused on positioning the world’s largest shopping festival as a catalyst to help brands recover by leveraging Chinese consumers’ rising demand for overseas brands.

New Retail — transforming brick-and-mortar retailing by redesigning business models and providing digital solutions

Transforming the Old — In October, we invested approximately US$3.6 billion to acquire a controlling stake in Sun Art Retail Group Limited (“Sun Art”). We continue to innovate New Retail formats and models by digitalizing our offline retail partners and enabling them to offer an integrated omni-channel experience for consumers. Through this deeper collaboration with Sun Art, we will be able to digitalize offline traffic, synchronize online and offline channel inventories, broaden our supply chain network and increase online purchases.

Creating the New — Our self-operated grocery retail chain Freshippo (known as “Hema” in Chinese) achieved healthy same-store sales growth during the quarter as we continue to optimize its store operations and improve customer experience. As of September 30, 2020, we self-operated 222 Freshippo stores in China, primarily located in tier 1 and tier 2 cities. With its comprehensive offerings of private labels, imported products and new products, Freshippo’s differentiated merchandise is attracting new customers and growing the spending of existing customers. For the twelve months ended September 30, 2020, annual active consumers for Freshippo reached over 26 million.

Local Consumer Services — fast and high-quality growth of merchants and consumers

Demand for digitalization in the restaurant and service industry remains strong after the impact of the COVID-19 pandemic in China. Ele.me has captured this market opportunity and attracted high quality merchants by providing digital technology solutions and other value-added services.

In July, Ele.me rolled out a major strategic and platform upgrade. Ele.me expanded its on-demand delivery services to cover a wide range of categories, such as fresh produce, grocery and flowers, and upgraded the benefits of its membership program, including launching a rewards system by which members can accumulate points that are exchangeable for coupons or products and services. As a result of onboarding high quality merchants and adding engaging content, Ele.me’s average daily number of paying members in the September quarter grew 45% year-over-year.

Cainiao Network — driving increased efficiency across the Alibaba digital economy and the logistics industry in China and internationally

Cainiao Network continued to expand both its domestic services and global smart logistics infrastructure by deepening integration with logistics partners as well as offering more products and services. In China, Cainiao expanded the coverage of Cainiao Post (neighborhood and campus stations and residential self- pick-up stations), and also expanded the services of Cainiao Guoguo (crowdsourced parcel pick-up and delivery service) and improved customer experiences on the app. Internationally, Cainiao broadened its export business by collaborating with more global partners and had established local logistics networks in 15 countries and regions.

Our ongoing investments in and upgrades of Cainiao have positioned it as one of the premier logistics and fulfilment providers for our international retail merchants seeking to expand to global markets. During the quarter, merchant adoption of “Fulfilled by Cainiao” services continued to improve, with almost four million daily cross-border packages delivered in September 2020.

International — consistent strong growth in Southeast Asia

Lazada, our Southeast Asian e-commerce platform, continued to achieve robust growth in buyers and sellers and to benefit from the acceleration of digitalization across industries in Southeast Asia. Despite new waves of COVID-19 in many markets, order volume grew 100% year-over-year for the September 2020 quarter.

Cloud Computing

Alibaba Cloud empowers the digital transformation of enterprises by providing comprehensive technology solutions and services in the cloud for a wide range of industries. In the September quarter, cloud computing revenue grew 60% year-over-year to RMB14,899 million (US$2,194 million), primarily driven by growth in revenues from customers in the Internet, finance and retail industries.

Customers across all sizes and industries continued to enjoy our products and services. As of September 30, 2020, approximately 60% of A-share listed companies are customers of Alibaba Cloud, and their average spending grew 45% year-over-year in September 2020.

Digital Media and Entertainment

Youku maintained its strong focus on providing a superior user experience and blockbuster content in a wide range of genres. During the September quarter, Youku’s average daily subscriber base increased 45% year-over-year, driven by its offering of appealing original content and also by contribution from the 88VIP membership program.

Alibaba Pictures invested in and distributed two of the top three grossing films during China’s National Day Golden Week, and participated in the production and distribution of films that collectively accounted for over 50% of China box office sales in the first half of this fiscal year, according to Beacon box office data.

We continued to improve the operational efficiency of our digital media and entertainment businesses through disciplined investment in content and production capability, as well as optimization of subscriber membership programs. During the quarter, adjusted EBITA loss for the digital media and entertainment segment narrowed year-over-year.

Innovation Initiatives and Others

Amap continued to be the largest provider in China of mobile digital maps, navigation and real-time traffic information by both monthly active users and daily active users, according to QuestMobile. During the quarter, we improved user experience by adding new functionality and services. On October 1, 2020, the first day of the week-long National Day holiday in China, Amap achieved a record high of 150 million daily active devices.

Cash Flow from Operating Activities and Free Cash Flow

In the September 2020 quarter, net cash provided by operating activities was RMB54,296 million (US$7,997 million), an increase of 15% compared to RMB47,326 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, increased by 33% to RMB40,540 million (US$5,971 million), from RMB30,488 million in the same quarter of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS*

	September 30,	June 30,	September 30,	Net adds
	2019	2020	2020	YoY	QoQ
China Commerce Retail:
Annual active consumers(1) (in millions)	693	742	757	64	15
Mobile monthly active users (MAUs)(2) (in millions)	785	874	881	96	7

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report for the fiscal year ended March 31, 2020.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2019	2020		YoY %
	RMB	RMB	US$(1)	Change
	(in millions, except percentages and per share amounts)

Revenue	119,017	155,059	22,838	30%

Income from operations	20,364	13,634	2,008	(33	)% (3)
Operating margin	17%	9%
Adjusted EBITDA(2)	37,101	47,525	7,000	28%
Adjusted EBITDA margin(2)	31%	31%
Adjusted EBITA(2)	32,091	41,216	6,070	28%
Adjusted EBITA margin(2)	27%	27%

Net income	70,748	26,524	3,907	(63	)%(4)
Net income attributable to ordinary shareholders	72,540	28,769	4,237	(60	)%(4)
Non-GAAP net income(2)	32,750	47,088	6,935	44%

Diluted earnings per share(5)	3.44	1.31	0.19	(62	)% (4)
Diluted earnings per ADS(5)	27.51	10.48	1.54	(62	)% (4)
Non-GAAP Diluted earnings per share(2) (5)	1.64	2.25	0.33	37%
Non-GAAP Diluted earnings per ADS(2) (5)	13.10	17.97	2.65	37%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.7896 to US$1.00, the exchange rate on September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.87872 to HK$1.00, the middle rate on September 30, 2020 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

(2)         See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(3)         The year-over-year decrease was primarily due to a RMB15,753 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees (see “Cost and Expenses — Share-based Compensation Expense” below). Excluding this impact, our income from operations would have increased 44% year-over-year, from RMB20,667 million in the quarter ended September 30, 2019 to RMB29,690 million (US$4,373 million) in the quarter ended September 30, 2020.

(4)         Decreased from the same period last year, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense described above also contributed to the year-over-year decrease, which was partly offset by a net gain arising from changes in the fair value of our equity investments in the quarter ended September 30, 2020, as well as impairment charges relating to our equity method investees in the quarter ended September 30, 2019.

(5)            Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

SEPTEMBER QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended September 30, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	130,922		14,899	8,066	1,172	—	155,059	22,838

Income (Loss) from operations	30,894		(3,796)	(2,351)	(4,282)	(6,831)	13,634	2,008
Add: Share-based compensation expense	12,483		3,635	1,413	1,880	5,283	24,694	3,637
Add: Amortization of intangible assets	2,581		5	228	21	53	2,888	425

Adjusted EBITA	45,958	(3)	(156)	(710)	(2,381)	(1,495)	41,216	6,070
Adjusted EBITA margin	35%		(1)%	(9)%	(203)%		27%

	Three months ended September 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	101,220		9,291	7,442	1,064	—	119,017

Income (Loss) from operations	32,069		(1,928)	(3,535)	(2,865)	(3,377)	20,364
Add: Share-based compensation expense	3,901		1,400	825	1,101	918	8,145
Add: Amortization of intangible assets	2,604		7	330	20	45	3,006
Add: Impairment of goodwill	—		—	—	—	576	576

Adjusted EBITA	38,574	(3)	(521)	(2,380)	(1,744)	(1,838)	32,091
Adjusted EBITA margin	38%		(6)%	(32)%	(164)%		27%

(1)         Starting from the quarter ended June 30, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

(2)         Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)         Marketplace-based core commerce adjusted EBITA increased 12% year-over-year to RMB50,940 million (US$7,503 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

SEPTEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended September 30, 2020 was RMB155,059 million (US$22,838 million), an increase of 30% compared to RMB119,017 million in the same quarter of 2019. The increase was mainly driven by the robust revenue growth of our China commerce retail, cloud computing and Cainiao logistics services businesses.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2019		2020
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
Core commerce:
China commerce retail
– Customer management(1)	57,576	49%	69,338	10,212	45%	20%
– Others(2)	18,210	15%	26,132	3,849	17%	44%
	75,786	64%	95,470	14,061	62%	26%
China commerce wholesale	3,283	3%	3,637	536	2%	11%
International commerce retail	6,007	5%	7,789	1,147	5%	30%
International commerce wholesale	2,434	2%	3,510	517	2%	44%
Cainiao logistics services	4,759	4%	8,226	1,212	5%	73%
Local consumer services	6,835	6%	8,839	1,302	6%	29%
Others	2,116	1%	3,451	508	2%	63%
Total core commerce	101,220	85%	130,922	19,283	84%	29%

Cloud computing	9,291	8%	14,899	2,194	10%	60%
Digital media and entertainment(3)	7,442	6%	8,066	1,188	5%	8%
Innovation initiatives and others(3)	1,064	1%	1,172	173	1%	10%
Total	119,017	100%	155,059	22,838	100%	30%

(1)         Starting this quarter, we have grouped our commission revenue as previously reported into the customer management revenue in order to better reflect our value proposition to merchants on our platforms. Comparative figures have also been revised to conform to the current presentation.

(2)         “Others” revenue under China commerce retail is primarily generated by our New Retail and direct sales businesses, comprising mainly Tmall Supermarket, Freshippo, direct import and Intime.

(3)         Starting from the quarter ended June 30, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

Core commerce

•                  China commerce retail business

Revenue from our China commerce retail business in the quarter ended September 30, 2020 was RMB95,470 million (US$14,061 million), an increase of 26% compared to RMB75,786 million in the same quarter of 2019. Customer management revenue grew 20% year-over-year, primarily due to robust growth in revenue from new monetization formats, such as recommendation feeds, an increase in the volume of paid clicks in search monetization, as well as the 21% year-over-year growth of Tmall online physical goods GMV, excluding unpaid orders.

“Others” revenue under China commerce retail business was RMB26,132 million (US$3,849 million), achieving year-over-year growth of 44% compared to RMB18,210 million in the same quarter of 2019. The increase was primarily driven by contributions from our direct sales businesses, including Tmall Supermarket and Freshippo.

We expect that the proportion of revenue of our direct sales businesses will continue to increase as we further implement our New Retail strategy, particularly after we began to consolidate Sun Art in October 2020.

•                  China commerce wholesale business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2020 was RMB3,637 million (US$536 million), an increase of 11% compared to RMB3,283 million in the same quarter of 2019. The increase was primarily due to an increase in average revenue from paying members on 1688.com.

•                  International commerce retail business

Revenue from our international commerce retail business in the quarter ended September 30, 2020 was RMB7,789 million (US$1,147 million), an increase of 30% compared to RMB6,007 million in the same quarter of 2019. The increase was primarily due to the growth in revenue generated by Lazada and Trendyol, which was partially offset by the decrease in revenue from AliExpress as a result of the deconsolidation of the AliExpress Russia business in October 2019.

•                  International commerce wholesale business

Revenue from our international commerce wholesale business in the quarter ended September 30, 2020 was RMB3,510 million (US$517 million), an increase of 44% compared to RMB2,434 million in the same quarter of 2019. The increase was primarily due to an increase in the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

•                  Cainiao logistics services

Revenue from Cainiao Network’s logistics services, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after elimination of inter-company transactions, was RMB8,226 million (US$1,212 million) in the quarter ended September 30, 2020, an increase of 73% compared to RMB4,759 million in the same quarter of 2019, primarily due to the increases in both average revenue per order and volume of orders fulfilled from our fast growing cross-border and international commerce retail businesses.

•                  Local consumer services

Revenue from local consumer services, which primarily represents platform commissions, fees from provision of delivery services and other services provided by our on-demand delivery and local services platform Ele.me, was RMB8,839 million (US$1,302 million) in the quarter ended September 30, 2020, an increase of 29% compared to RMB6,835 million in the same quarter of 2019, primarily due to an increase in average revenue per order.

Cloud computing

Revenue from our cloud computing business in the quarter ended September 30, 2020 was RMB14,899 million (US$2,194 million), an increase of 60% compared to RMB9,291 million in the same quarter of 2019, primarily driven by growth in revenues from customers in the Internet, finance and retail industries.

Digital media and entertainment

Revenue from our digital media and entertainment segment in the quarter ended September 30, 2020 was RMB8,066 million (US$1,188 million), an increase of 8% compared to RMB7,442 million in the same quarter of 2019. The increase was primarily due to the increase in revenue from online games, partly offset by the decrease in revenue from customer management.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended September 30, 2020 was RMB1,172 million (US$173 million), an increase of 10% compared to RMB1,064 million in the same quarter of 2019.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended September 30,					% of
	2019		2020			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	65,546	55%	89,960	13,250	58%	3%
Product development expenses	10,938	9%	19,245	2,834	12%	3%
Sales and marketing expenses	11,996	10%	17,371	2,559	11%	1%
General and administrative expenses	6,591	6%	11,961	1,762	8%	2%
Amortization of intangible assets	3,006	3%	2,888	425	2%	(1)%
Impairment of goodwill	576	0%	—	—	—	0%
Total costs and expenses	98,653	83%	141,425	20,830	91%	8%

Share-based compensation expense by function:
Cost of revenue	2,033	2%	5,397	795	4%	2%
Product development expenses	3,517	3%	10,542	1,553	6%	3%
Sales and marketing expenses	990	1%	2,499	368	2%	1%
General and administrative expenses	1,605	1%	6,256	921	4%	3%
Total share-based compensation expense	8,145	7%	24,694	3,637	16%	9%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	63,513	53%	84,563	12,455	54%	1%
Product development expenses	7,421	6%	8,703	1,281	6%	0%
Sales and marketing expenses	11,006	9%	14,872	2,191	9%	0%
General and administrative expenses	4,986	5%	5,705	841	4%	(1)%
Amortization of intangible assets	3,006	3%	2,888	425	2%	(1)%
Impairment of goodwill	576	0%	—	—	—	0%
Total costs and expenses excluding share-based compensation expense	90,508	76%	116,731	17,193	75%	(1)%

Cost of revenue — Cost of revenue in the quarter ended September 30, 2020 was RMB89,960 million (US$13,250 million), or 58% of revenue, compared to RMB65,546 million, or 55% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 53% in the quarter ended September 30, 2019 to 54% in the quarter ended September 30, 2020. The increase was primarily due to increased revenue contributions from our direct sales businesses such as Tmall Supermarket and New Retail, which resulted in increased cost of inventory, partly offset by a decrease in delivery costs per order of our local consumer services.

Product development expenses — Product development expenses in the quarter ended September 30, 2020 were RMB19,245 million (US$2,834 million), or 12% of revenue, compared to RMB10,938 million, or 9% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 6% in the quarter ended September 30, 2020 and the same quarter last year.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended September 30, 2020 were RMB17,371 million (US$2,559 million), or 11% of revenue, compared to RMB11,996 million, or 10% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 9% in the quarter ended September 30, 2020 and in the same quarter last year.

General and administrative expenses — General and administrative expenses in the quarter ended September 30, 2020 were RMB11,961 million (US$1,762 million), or 8% of revenue, compared to RMB6,591 million, or 6% of revenue, in the same quarter of 2019. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in the quarter ended September 30, 2019 to 4% in the quarter ended September 30, 2020, reflecting operating leverage.

Share-based compensation expense — Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2020 was RMB24,694 million (US$3,637 million), an increase of 203% compared to RMB8,145 million in the same quarter of 2019. Share-based compensation expense as a percentage of revenue increased to 16% in the quarter ended September 30, 2020, as compared to 7% in the same quarter last year.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	September 30, 2019		June 30, 2020		September 30, 2020			% Change
	RMB	% of Revenue	RMB	% of Revenue	RMB	US$	% of Revenue	YoY	QoQ
	(in millions, except percentages)

By type of awards:
Alibaba Group share-based awards(1)	6,899	6%	6,758	4%	7,703	1,134	5%	12%	14%
Ant Group share-based awards(2)	303	0%	273	0%	16,056	2,365	10%	5,199%	5,781%
Others(3)	943	1%	684	1%	935	138	1%	(1)%	37%
Total share-based compensation expense	8,145	7%	7,715	5%	24,694	3,637	16%	203%	220%

(1)         This includes Alibaba Group share-based awards granted to our employees and Ant Group employees. Commencing upon the receipt of the 33% equity interest in Ant Group on September 23, 2019, the expense relating to these awards granted to Ant Group employees are recognized in share of results of equity method investees.

(2)         This represents Ant Group share-based awards granted to our employees which is subject to mark-to-market accounting treatment.

(3)        Others includes share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in this quarter compared to the previous quarter, mainly due to the full quarter effect of the expense arising from the annual performance-based awards granted in the middle of the previous quarter.

Share-based compensation expense related to Ant Group share-based awards increased in this quarter compared to the previous quarter, primarily because we recognized an increase in the value of these awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended September 30, 2020 was RMB2,888 million (US$425 million), a decrease of 4% from RMB3,006 million in the same quarter of 2019.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2020 was RMB13,634 million (US$2,008 million), or 9% of revenue, a decrease of 33% compared to RMB20,364 million, or 17% of revenue, in the same quarter of 2019. The year-over-year decrease was primarily due to a RMB15,753 million increase in share-based compensation expense related to Ant Group share-based awards granted to our employees. Excluding this impact, our income from operations would have increased 44% year-over-year, from RMB20,667 million in the quarter ended September 30, 2019 to RMB29,690 million (US$4,373 million) in the quarter ended September 30, 2020.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 28% year-over-year to RMB47,525 million (US$7,000 million) in the quarter ended September 30, 2020, compared to RMB37,101 million in the same quarter of 2019. Adjusted EBITA increased 28% year-over-year to RMB41,216 million (US$6,070 million) in the quarter ended September 30, 2020, compared to RMB32,091 million in the same quarter of 2019. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended September 30,
	2019		2020
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue
	(in millions, except percentages)

Core commerce	38,574	38%	45,958	6,769	35%
Cloud computing	(521)	(6)%	(156)	(23)	(1)%
Digital media and entertainment(1)	(2,380)	(32)%	(710)	(105)	(9)%
Innovation initiatives and others(1)	(1,744)	(164)%	(2,381)	(351)	(203)%

(1)         Starting from the quarter ended June 30, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

Core commerce segment — Adjusted EBITA increased by 19% to RMB45,958 million (US$6,769 million) in the quarter ended September 30, 2020, compared to RMB38,574 million in the same quarter of 2019, primarily due to an increase in marketplace-based core commerce adjusted EBITA to RMB50,940 million (US$7,503 million), as well as reduced losses for local consumer services business. Adjusted EBITA margin decreased from 38% in the quarter ended September 30, 2019 to 35% in the quarter ended September 30, 2020, primarily due to increased revenue contribution from our self-operated New Retail and direct sales businesses, in respect of which revenue is recorded on a gross basis, including the cost of inventory.

A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

We expect that our core commerce adjusted EBITA margin will continue to be affected by the pace of our investment in new businesses and the growth of our self-operated New Retail and direct sales businesses, particularly after we began to consolidate Sun Art in October 2020.

Cloud computing segment — Adjusted EBITA in the quarter ended September 30, 2020 was a loss of RMB156 million (US$23 million), compared to a loss of RMB521 million in the same quarter of 2019. Adjusted EBITA margin improved to negative 1% in the quarter ended September 30, 2020 from negative 6% in the quarter ended September 30, 2019, primarily attributable to the economies of scale realized.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended September 30, 2020 was a loss of RMB710 million (US$105 million), compared to a loss of RMB2,380 million in the same quarter of 2019. Adjusted EBITA margin improved to negative 9% in the quarter ended September 30, 2020 from negative 32% in the quarter ended September 30, 2019, primarily due to increased contribution from our online games business and reduced losses in Youku.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended September 30, 2020 was a loss of RMB2,381 million (US$351 million), compared to a loss of RMB1,744 million in the same quarter of 2019, mainly due to our investments in technological research and innovation.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2020 was RMB10,510 million (US$1,548 million), a decrease from RMB63,348 million in the same quarter of 2019, when we booked a one-time gain of RMB69.2 billion upon the receipt of the 33% equity interest in Ant Group, which was partly offset by a net gain arising from changes in the fair value of our equity investments in the quarter ended September 30, 2020. The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended September 30, 2020 was RMB1,148 million (US$169 million), compared to RMB3,171 million in the same quarter of 2019. The decrease in other income, net was primarily due to the termination of royalty fees and software technology service fees from Ant Group upon our receipt of its 33% equity interest in September 2019.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2020 were RMB1,911 million (US$281 million), compared to RMB2,815 million in the same quarter of 2019.

Our effective tax rate was 8% in the quarter ended September 30, 2020, compared to 3% in the same quarter of 2019. During the quarter ended September 30, 2020, we recognized tax credits of approximately RMB6.1 billion (US$898 million), compared to RMB4.1 billion in the same quarter last year, as certain key subsidiaries were notified this quarter of the renewal of their Key Software Enterprise status for calendar year 2019 by the relevant tax authorities. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, deferred tax effects arising from our share of results of equity method investees, as well as the above-mentioned tax credits from the renewal of the Key Software Enterprise status, our effective tax rate would have been 16% in the quarter ended September 30, 2020.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended September 30, 2020 was a profit of RMB4,244 million (US$625 million), compared to a loss of RMB11,960 million in the same quarter of 2019. Share of results of equity method investees in the quarter ended September 30, 2020 and the comparative periods consisted of the following:

	Three months ended
	September 30, 2019	June 30, 2020	September 30, 2020
	RMB	RMB	RMB	US$
	(in millions)

Share of (loss) profit of equity method investees
- Ant Group	—	3,034	4,681	689
- Others	(2)	(1,471)	987	145
Impairment loss	(11,590)	—	(5)	—
Dilution loss	(20)	(6)	(3)	—
Others(1)	(348)	(1,208)	(1,416)	(209)
Total	(11,960)	349	4,244	625

(1)         Others mainly include amortization of intangible assets of equity method investees and share-based compensation expense related to share-based awards granted to employees of our equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The share of profit of other equity method investees in the quarter ended September 30, 2020, compared to a share of loss of other equity method investees in the previous quarter, was mainly due to the general improvement in financial performance of our equity method investees.

The COVID-19 pandemic has caused widespread disruption to the economy, and the businesses of our equity method investees may continue to be adversely affected, which could negatively impact our share of results of equity method investees in future periods.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2020 was RMB26,524 million (US$3,907 million), a decrease of 63% compared to RMB70,748 million in the same quarter of 2019, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense related to Ant Group share-based awards granted to our employees also contributed to the year-over-year decrease in net income, which was partly offset by a net gain arising from changes in the fair value of our equity investments in the quarter ended September 30, 2020, as well as impairment charges relating to our equity method investees in the quarter ended September 30, 2019.

Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group in the September 2019 quarter, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP net income in the quarter ended September 30, 2020 was RMB47,088 million (US$6,935 million), an increase of 44% compared to RMB32,750 million in the same quarter of 2019. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2020 was RMB28,769 million (US$4,237 million), a decrease of 60% compared to RMB72,540 million in the same quarter of 2019, when we booked a significant one-time gain upon the receipt of the 33% equity interest in Ant Group. The increase in share-based compensation expense related to Ant Group share-based awards granted to our employees also contributed to the year-over-year decrease in net income attributable to ordinary shareholders, which was partly offset by a net gain arising from changes in the fair value of our equity investments in the quarter ended September 30, 2020, as well as impairment charges relating to our equity method investees in the quarter ended September 30, 2019.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended September 30, 2020 was RMB10.48 (US$1.54) on a weighted average of 21,962 million diluted shares outstanding during the quarter, a decrease of 62% compared to RMB27.51 on a weighted average of 21,093 million diluted shares outstanding during the same quarter in 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group in the September 2019 quarter, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP diluted earnings per ADS in the quarter ended September 30, 2020 was RMB17.97 (US$2.65), an increase of 37% compared to RMB13.10 in the same quarter of 2019.

Diluted earnings per share in the quarter ended September 30, 2020 was RMB1.31 (US$0.19 or HK$1.49), a decrease of 62% compared to RMB3.44 in the same quarter of 2019. Excluding the one-time gain in relation to the receipt of the 33% equity interest in Ant Group in the September 2019 quarter, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and goodwill and certain other items, non-GAAP diluted earnings per share in the quarter ended September 30, 2020 was RMB2.25 (US$0.33 or HK$2.56), an increase of 37%, compared to RMB1.64 in the same quarter of 2019.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement.  Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

Cash, cash equivalents and short-term investments

As of September 30, 2020, cash, cash equivalents and short-term investments were RMB405,912 million (US$59,784 million), compared to RMB381,578 million as of June 30, 2020. The increase in cash, cash equivalents and short-term investments during the quarter ended September 30, 2020 was primarily due to free cash flow generated from operations of RMB40,540 million (US$5,971 million), partly offset by cash used in investment and acquisition activities of RMB18,710 million (US$2,756 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended September 30, 2020 was RMB54,296 million (US$7,997 million), an increase of 15% compared to RMB47,326 million in the same quarter of 2019. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended September 30, 2020 increased by 33% to RMB40,540 million (US$5,971 million), from RMB30,488 million in the same quarter of 2019, mainly due to our robust profit growth. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended September 30, 2020, net cash used in investing activities of RMB69,053 million (US$10,170 million) primarily reflected (i) an increase in short-term investments by RMB34,538 million (US$5,087 million), (ii) cash outflow of RMB18,710 million (US$2,756 million) for investment and acquisition activities, including the investments in YTO Express and Xpeng, as well as (iii) capital expenditures of RMB14,280 million (US$2,103 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB2,404 million (US$354 million).

We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

Employees

As of September 30, 2020, we had a total of 122,399 employees, compared to 120,535 as of June 30, 2020.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on November 5, 2020.

Details of the conference call are as follows:

International: +65 6713 5330

U.S.: +1 347 549 4094

U.K.: +44 203 713 5084

Hong Kong: +852 3018 8307

China Landline: 800 8700 532

China Mobile: 400 624 0407

Conference ID: 6140225 (English)

Conference ID: 6438996 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on November 5, 2020.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

CONTACTS

Investor Relations Contact:

Rob Lin

investor@alibabagroup.com

Media Contacts:

Brion Tingler

brion.tingler@alibaba-inc.com

Cathy Yan

cathy.yan@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Alibaba’s expected revenue growth; Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its digital economy; risks associated with sustained investments in Alibaba’s business and strategic acquisitions and investments; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its digital economy; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company, risks associated with international and cross-border businesses and operations, including protectionist or national security policies; uncertainties arising from competition among countries and geopolitical tensions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; security breaches; risks associated with the performance of our business partners, including but not limited to Ant Group; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income, as well as one measure that provides supplemental information on our core commerce segment, namely marketplace-based core commerce adjusted EBITA, in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, marketplace-based core commerce adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, adjusted EBITA for core commerce, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Marketplace-based core commerce adjusted EBITA represents adjusted EBITA for core commerce excluding the effects of (i) local consumer services, (ii) Lazada, (iii) New Retail and direct import and (iv) Cainiao Network. Marketplace-based core commerce adjusted EBITA reflects the performance of our most established businesses, namely, those of our China retail marketplaces and wholesale marketplaces which primarily adopt a marketplace-based approach. By excluding certain businesses that are in the earlier stages of their development and with business approaches that continue to evolve, marketplace-based core commerce adjusted EBITA enables investors to clearly evaluate the performance of our most established businesses on a like-for-like basis.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments and goodwill, gain or loss on deemed disposals/disposals/revaluation of investments, gain in relation to the receipt of the 33% equity interest in Ant Group, amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group and others, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and other intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our China retail marketplaces. Prior to June quarter 2020, we also deducted acquisition of licensed copyrights from cash flows from investing activities. After our adoption of ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020, we changed the classification of cash outflows for the acquisition of licensed copyrights from investing activities to operating activities in the consolidated statements of cash flows, prospectively beginning on April 1, 2020. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our China retail marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	119,017	155,059	22,838	233,941	308,810	45,483
Cost of revenue	(65,546)	(89,960)	(13,250)	(125,533)	(174,483)	(25,698)
Product development expenses	(10,938)	(19,245)	(2,834)	(21,416)	(30,327)	(4,467)
Sales and marketing expenses	(11,996)	(17,371)	(2,559)	(22,694)	(31,023)	(4,569)
General and administrative expenses	(6,591)	(11,961)	(1,762)	(12,911)	(18,798)	(2,769)
Amortization of intangible assets	(3,006)	(2,888)	(425)	(6,072)	(5,840)	(860)
Impairment of goodwill	(576)	—	—	(576)	—	—

Income from operations	20,364	13,634	2,008	44,739	48,339	7,120
Interest and investment income, net	63,348	10,510	1,548	63,535	32,647	4,808
Interest expense	(1,360)	(1,101)	(162)	(2,706)	(2,224)	(328)
Other income, net	3,171	1,148	169	5,272	2,641	389

Income before income tax and share of results of equity method investees	85,523	24,191	3,563	110,840	81,403	11,989
Income tax expenses	(2,815)	(1,911)	(281)	(9,527)	(13,035)	(1,920)
Share of results of equity method investees	(11,960)	4,244	625	(11,443)	4,593	677

Net income	70,748	26,524	3,907	89,870	72,961	10,746
Net loss attributable to noncontrolling interests	1,843	2,352	346	4,169	3,448	508

Net income attributable to Alibaba Group Holding Limited	72,591	28,876	4,253	94,039	76,409	11,254

Accretion of mezzanine equity	(51)	(107)	(16)	(247)	(49)	(7)
Net income attributable to ordinary shareholders	72,540	28,769	4,237	93,792	76,360	11,247

Earnings per share attributable to ordinary shareholders(1)
Basic	3.49	1.33	0.20	4.51	3.54	0.52
Diluted	3.44	1.31	0.19	4.45	3.48	0.51

Earnings per ADS attributable to ordinary shareholders(1)
Basic	27.90	10.66	1.57	36.09	28.29	4.17
Diluted	27.51	10.48	1.54	35.58	27.83	4.10

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,800	21,602		20,788	21,591
Diluted	21,093	21,962		21,084	21,943

(1) Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(1)	101,220	130,922	19,283	200,764	264,240	38,918
Cloud computing(2)	9,291	14,899	2,194	17,078	27,244	4,013
Digital media and entertainment(3)(5)	7,442	8,066	1,188	13,868	15,060	2,218
Innovation initiatives and others(4)(5)	1,064	1,172	173	2,231	2,266	334

Total	119,017	155,059	22,838	233,941	308,810	45,483

(1)                    Revenue from core commerce is primarily generated from our China retail marketplaces, Freshippo, 1688.com, Lazada.com, AliExpress, Alibaba.com, local consumer services and Cainiao logistics services.

(2)                    Revenue from cloud computing is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(3)                    Revenue from digital media and entertainment is primarily generated from Youku, online games and UCWeb.

(4)                    Revenue from innovation initiatives and others is primarily generated from businesses such as Amap, Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

(5)                     Starting the quarter ended June 30, 2020, we reclassified revenue from our self-developed online games business, which was previously reported under the innovation initiatives and others segment, as revenue from digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	32,069	30,894	4,550	67,118	76,086	11,206
Cloud computing	(1,928)	(3,796)	(559)	(3,437)	(5,570)	(820)
Digital media and entertainment(1)	(3,535)	(2,351)	(346)	(6,817)	(4,369)	(643)
Innovation initiatives and others(1)	(2,865)	(4,282)	(631)	(5,742)	(7,847)	(1,156)
Unallocated	(3,377)	(6,831)	(1,006)	(6,383)	(9,961)	(1,467)

Total	20,364	13,634	2,008	44,739	48,339	7,120

(1)               Starting the quarter ended June 30, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	38,574	45,958	6,769	79,599	97,195	14,315
Cloud computing	(521)	(156)	(23)	(879)	(498)	(73)
Digital media and entertainment(1)	(2,380)	(710)	(105)	(4,711)	(2,031)	(299)
Innovation initiatives and others(1)	(1,744)	(2,381)	(351)	(3,611)	(5,086)	(749)
Unallocated	(1,838)	(1,495)	(220)	(3,751)	(2,992)	(441)

Total	32,091	41,216	6,070	66,647	86,588	12,753

(1)               Starting the quarter ended June 30, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for six months ended September 30, 2020:

	Six months ended September 30, 2020
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	264,240		27,244	15,060	2,266	—	308,810	45,483

Income (Loss) from operations	76,086		(5,570)	(4,369)	(7,847)	(9,961)	48,339	7,120
Add: Share-based compensation expense	15,908		5,060	1,865	2,717	6,859	32,409	4,773
Add: Amortization of intangible assets	5,201		12	473	44	110	5,840	860

Adjusted EBITA	97,195	(3)	(498)	(2,031)	(5,086)	(2,992)	86,588	12,753
Adjusted EBITA margin	37%		(2)%	(13)%	(224)%		28%

	Six months ended September 30, 2019
	Core commerce		Cloud computing	Digital media and entertainment(1)	Innovation initiatives and others(1)	Unallocated(2)	Consolidated
	RMB		RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	200,764		17,078	13,868	2,231	—	233,941

Income (Loss) from operations	67,118		(3,437)	(6,817)	(5,742)	(6,383)	44,739
Add: Share-based compensation expense	7,211		2,547	1,446	2,091	1,965	15,260
Add: Amortization of intangible assets	5,270		11	660	40	91	6,072
Add: Impairment of goodwill	—		—	—	—	576	576

Adjusted EBITA	79,599	(3)	(879)	(4,711)	(3,611)	(3,751)	66,647
Adjusted EBITA margin	40%		(5)%	(34)%	(162)%		28%

(1)         Starting from the quarter ended June 30, 2020, we reclassified the results of our self-developed online games business, which was previously reported under the innovation initiatives and others segment, to the digital media and entertainment segment because it has moved beyond the incubation stage. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures have also been reclassified to conform to the current presentation.

(2)         Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)         Marketplace-based core commerce adjusted EBITA increased 15% year-over-year to RMB106,416 million (US$15,673 million). A reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA is included at the end of this results announcement.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2020	2020
	RMB	RMB	US$
	(in millions)
Assets
Current assets:
Cash and cash equivalents	330,503	301,509	44,407
Short-term investments	28,478	104,403	15,377
Restricted cash and escrow receivables	15,479	13,380	1,971
Equity securities and other investments	4,234	4,791	706
Prepayments, receivables and other assets	84,229	98,852	14,559
Total current assets	462,923	522,935	77,020

Equity securities and other investments	161,329	189,134	27,856
Prepayments, receivables and other assets	57,985	61,521	9,061
Investment in equity method investees	189,632	209,449	30,848
Property and equipment, net	103,387	118,037	17,385
Intangible assets, net	60,947	56,378	8,304
Goodwill	276,782	276,172	40,676
Total assets	1,312,985	1,433,626	211,150

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	5,154	4,903	722
Income tax payable	20,190	19,564	2,881
Escrow money payable	3,014	182	27
Accrued expenses, accounts payable and other liabilities	161,536	178,337	26,267
Merchant deposits	13,640	14,051	2,069
Deferred revenue and customer advances	38,338	45,905	6,761
Total current liabilities	241,872	262,942	38,727

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2020	2020
	RMB	RMB	US$
	(in millions)
Deferred revenue	2,025	2,195	323
Deferred tax liabilities	43,898	48,374	7,125
Non-current bank borrowings	39,660	39,399	5,803
Non-current unsecured senior notes	80,616	77,486	11,413
Other liabilities	25,263	22,007	3,241
Total liabilities	433,334	452,403	66,632

Commitments and contingencies	—	—	—

Mezzanine equity	9,103	8,033	1,183

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	343,707	377,769	55,639
Treasury shares at cost	—	—	—
Subscription receivables	(51)	(49)	(7)
Statutory reserves	6,100	6,876	1,013
Accumulated other comprehensive loss	(643)	(9,114)	(1,342)
Retained earnings	406,287	481,920	70,979

Total shareholders’ equity	755,401	857,403	126,282
Noncontrolling interests	115,147	115,787	17,053

Total equity	870,548	973,190	143,335

Total liabilities, mezzanine equity and equity	1,312,985	1,433,626	211,150

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities(1)	47,326	54,296	7,997	81,938	104,395	15,376
Net cash used in investing activities(1)	(21,353)	(69,053)	(10,170)	(42,489)	(136,781)	(20,146)
Net cash provided by financing activities	2,106	10,106	1,488	6,599	5,497	809
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	2,353	(3,853)	(568)	3,730	(4,204)	(619)

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	30,432	(8,504)	(1,253)	49,778	(31,093)	(4,580)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	217,840	323,393	47,631	198,494	345,982	50,958

Cash and cash equivalents, restricted cash and escrow receivables at end of period	248,272	314,889	46,378	248,272	314,889	46,378

(1)         We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	70,748	26,524	3,907	89,870	72,961	10,746
Less: Interest and investment income, net	(63,348)	(10,510)	(1,548)	(63,535)	(32,647)	(4,808)
Add: Interest expense	1,360	1,101	162	2,706	2,224	328
Less: Other income, net	(3,171)	(1,148)	(169)	(5,272)	(2,641)	(389)
Add: Income tax expenses	2,815	1,911	281	9,527	13,035	1,920
Add: Share of results of equity method investees	11,960	(4,244)	(625)	11,443	(4,593)	(677)
Income from operations	20,364	13,634	2,008	44,739	48,339	7,120
Add: Share-based compensation expense	8,145	24,694	3,637	15,260	32,409	4,773
Add: Amortization of intangible assets	3,006	2,888	425	6,072	5,840	860
Add: Impairment of goodwill	576	—	—	576	—	—
Adjusted EBITA	32,091	41,216	6,070	66,647	86,588	12,753
Add: Depreciation of property and equipment, and operating lease cost relating to land use rights	5,010	6,309	930	9,692	11,976	1,764
Adjusted EBITDA	37,101	47,525	7,000	76,339	98,564	14,517

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of adjusted EBITA for core commerce to marketplace-based core commerce adjusted EBITA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Adjusted EBITA for core commerce	38,574	45,958	6,769	79,599	97,195	14,315
Less: Effects of local consumer services, Lazada, New Retail and direct import and Cainiao Network	7,036	4,982	734	12,811	9,221	1,358
Marketplace-based core commerce adjusted EBITA	45,610	50,940	7,503	92,410	106,416	15,673

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	70,748	26,524	3,907	89,870	72,961	10,746
Add: Share-based compensation expense	8,145	24,694	3,637	15,260	32,409	4,773
Add: Amortization of intangible assets	3,006	2,888	425	6,072	5,840	860
Add: Impairment of investments and goodwill	19,855	5,666	835	20,105	5,769	850
Less: (Loss) Gain on deemed disposals/disposals/ revaluation of investments and others	291	(12,721)	(1,874)	1,917	(31,751)	(4,677)
Less: Gain in relation to the receipt of the 33% equity interest in Ant Group	(69,225)	—	—	(69,225)	—	—
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Group	31	—	—	97	—	—
Adjusted for tax effects on non-GAAP adjustments(1)	(101)	37	5	(397)	1,334	197

Non-GAAP net income	32,750	47,088	6,935	63,699	86,562	12,749

(1)         Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to certain gains and losses from investments, share-based compensation expense and amortization of intangible assets.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)

Net income attributable to ordinary shareholders — basic	72,540	28,769	4,237	93,792	76,360	11,247
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(4)	(13)	(2)	(15)	(26)	(4)
Net income attributable to ordinary shareholders — diluted	72,536	28,756	4,235	93,777	76,334	11,243
Add: Non-GAAP adjustments to net income(1)	(37,998)	20,564	3,028	(26,171)	13,601	2,003

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	34,538	49,320	7,263	67,606	89,935	13,246

Weighted average number of shares on a diluted basis (million shares)(5)	21,093	21,962		21,084	21,943

Diluted earnings per share(2)(5)	3.44	1.31	0.19	4.45	3.48	0.51
Add: Non-GAAP adjustments to net income per share(3)(5)	(1.80)	0.94	0.14	(1.24)	0.62	0.09

Non-GAAP diluted earnings per share(4)(5)	1.64	2.25	0.33	3.21	4.10	0.60

Diluted earnings per ADS(2)(5)	27.51	10.48	1.54	35.58	27.83	4.10
Add: Non-GAAP adjustments to net income per ADS(3)(5)	(14.41)	7.49	1.11	(9.93)	4.96	0.73

Non-GAAP diluted earnings per ADS(4)(5)	13.10	17.97	2.65	25.65	32.79	4.83

(1)        See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)        Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)        Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis. Non-GAAP adjustments to net income per ADS is derived from the non-GAAP adjustments to net income per share after adjustment to the ordinary share-to-ADS ratio.

(4)        Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(5)        Each ADS represents eight ordinary shares, which reflects the share subdivision and ADS ratio change that became effective on July 30, 2019.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities(1)	47,326	54,296	7,997	81,938	104,395	15,376
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(9,176)	(11,876)	(1,749)	(15,032)	(25,248)	(3,719)
Less: Acquisition of licensed copyrights(1) and other intangible assets	(2,451)	(1,662)	(245)	(4,846)	(1,718)	(253)
Less: Changes in the consumer protection fund deposits	(5,211)	(218)	(32)	(5,211)	(319)	(47)

Free cash flow	30,488	40,540	5,971	56,849	77,110	11,357

(1)         We adopted ASU 2019-02, “Entertainment — Films — Other Assets — Film Costs (Subtopic 926-20) and Entertainment — Broadcasters — Intangibles — Goodwill and Other (Subtopic 920-350),” on April 1, 2020. As a result of our adoption of this new accounting update, we are now reporting cash outflows for the acquisition of licensed copyrights as operating activities in the consolidated statements of cash flows prospectively beginning on April 1, 2020. Prior to our adoption of ASU 2019-02, cash outflows for the acquisition of licensed copyrights were previously classified as investing activities in the consolidated statements of cash flows.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active consumers

The table below sets forth the number of active consumers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(in millions)
Annual active consumers	636	654	674	693	711	726	742	757

Mobile MAUs

The table below sets forth the mobile MAUs on our various mobile apps that access our China retail marketplaces for the periods indicated:

	The month ended
	Dec 31, 2018	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020
	(in millions)
Mobile MAUs	699	721	755	785	824	846	874	881